Exhibit 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$163,300	$167,963	$199,036	$127,750	$153,219	$191,803
Fixed Charges	124,564	144,898	139,486	145,954	136,111	134,110
Adjusted Earnings	$287,864	$312,861	$338,522	$273,704	$289,330	$325,913

Fixed Charges:
Interest on indebtedness and amortization of debt issuance costs and debt discounts	$124,564	$144,898	$139,486	$145,954	$136,111	$134,110

Ratio of Earnings to Fixed Charges	2.31x	2.16x	2.43x	1.88x	2.13x	2.43x